UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Camtek Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M20791105
(CUSIP Number)

June 19, 2019
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20791105	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Chroma ATE Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China, Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,817,440(1)

	7	SOLE DISPOSITIVE POWER
7,817,440

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,817,440(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
On February 11, 2019, Chroma ATE Inc. (“Chroma”) entered into a certain Share Transfer Agreement with Priortech Inc. ("Priortech"), attached hereto as Exhibit 99.1 and incorporated herein by reference (the "Share Transfer Agreement”), pursuant to which Chroma acquired a total of 6,117,440 Ordinary Shares of the Issuer (“Issuer Ordinary Shares”) from Priortech for $58.1 million at the closing of such transaction., and Chroma also entered into an agreement with the Issuer for the purchase of 1,700,000 new Issuer Ordinary Shares, for $16.2 million at the closing thereof (such collective transactions, the “Transactions”). Priortech and Chroma also entered into a Shareholders Rights Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference (the "Shareholders Rights Agreement"). Following the closing of the Transactions described herein, Priortech and Chroma together hold approximately 16,977,695 Issuer Ordinary Shares.

The Shareholders Rights Agreement provides, inter alia, for certain arrangements between Priortech and Chroma regarding the voting of their respective Issuer Ordinary Shares, including, but not limited to, the following: (i) Priortech and Chroma will vote their shares at the Issuer’s shareholders’ meetings in accordance with the majority vote between them, other than with respect to specific Material Issues (as defined  in the Shareholders Rights Agreement) which requires the approval of both parties; and (ii) Priortech and Chroma are entitled to designate certain Issuer board members in accordance with certain defined thresholds of their respective holdings of Issuer Ordinary Shares, as follows: (x) (a) as long as Priortech holds at least 20% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate three directors; (b) as long as Priortech holds less than 20% but at least 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (c) as long as Priortech holds less than 15% but at least 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (d) in the event that Priortech holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors; and (y) (a) as long as Chroma holds more than 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (b) as long as Chroma holds at least 10% but up to 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (c) in the event that Chroma holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors.

Under the Shareholders Rights Agreement, Priortech and Chroma have agreed that, unless Priortech’s holding of the total issued and outstanding shares of the Issuer on an as-issued basis falls below 20% for a period of over sixty consecutive calendar days: (a) Chroma shall at all times be subject to a maximum holding of 20.5% of the total issued and outstanding shares of the Issuer on an as-issued basis; and (b) the parties shall not jointly hold more than 45% of the total issued and outstanding shares of the Issuer on an as-issued basis.

The foregoing descriptions of the Share Transfer Agreement and the Shareholders Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Transfer Agreement and Shareholders Rights Agreement, a copy of which is incorporated herein by reference. to Exhibit 99.1 and Exhibit 99.2, respectively, hereto.

(2)
Calculated based on 40,308,128 Issuer Ordinary Shares, which comprises (i) 38,608,128 Issuer Ordinary Shares outstanding as of March 31, 2019 (as reported in Camtek Ltd.’s (the “Issuer”) Form 6-K filed with the Securities and Exchange Commission on May 6, 2019) plus (ii) 1,700,000 Issuer Ordinary Shares issued by the Issuer in connection with the Transactions.

Item 1. (a)	Name of Issuer:

Camtek Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha'Emek, Israel

Item 2. (a)	Name of Person Filing:

Chroma ATE Inc.

(b)	Address of Principal Business Office:

No. 66, Hwa Ya 1 Rd., Guishan District, Taoyuan City 333, Taiwan

(c)	Citizenship or Place of Incorporation:

Republic of China, Taiwan

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M20791105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

7,817,440(1)

(b)	Percent of class:

19.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

7,817,440(1)

(iii)	Sole power to dispose or to direct the disposition of:

7,817,440

(iv)	Shared power to dispose or to direct the disposition of:

0

(1)
On February 11, 2019, Chroma entered into the Share Transfer Agreement with Priortech, attached hereto as Exhibit 99.1 and incorporated herein by reference, pursuant to which Chroma acquired a total of 6,117,440 Issuer Ordinary Shares from Priortech for $58.1 million at the closing of such transaction., and Chroma also entered into an agreement with the Issuer for the purchase of 1,700,000 new Issuer Ordinary Shares, for $16.2 million at the closing thereof. Priortech and Chroma also entered into the Shareholders Rights Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference. Following the closing of the Transactions described herein, Priortech and Chroma together hold approximately 16,977,695 Issuer Ordinary Shares.

The Shareholders Rights Agreement provides, inter alia, for certain arrangements between Priortech and Chroma regarding the voting of their respective Issuer Ordinary Shares, including, but not limited to, the following: (i) Priortech and Chroma will vote their shares at the Issuer’s shareholders’ meetings in accordance with the majority vote between them, other than with respect to specific Material Issues (as defined  in the Shareholders Rights Agreement) which requires the approval of both parties; and (ii) Priortech and Chroma are entitled to designate certain Issuer board members in accordance with certain defined thresholds of their respective holdings of Issuer Ordinary Shares, as follows: (x) (a) as long as Priortech holds at least 20% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate three directors; (b) as long as Priortech holds less than 20% but at least 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (c) as long as Priortech holds less than 15% but at least 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (d) in the event that Priortech holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors; and (y) (a) as long as Chroma holds more than 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (b) as long as Chroma holds at least 10% but up to 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (c) in the event that Chroma holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors.

Under the Shareholders Rights Agreement, Priortech and Chroma have agreed that, unless Priortech’s holding of the total issued and outstanding shares of the Issuer on an as-issued basis falls below 20% for a period of over sixty consecutive calendar days: (a) Chroma shall at all times be subject to a maximum holding of 20.5% of the total issued and outstanding shares of the Issuer on an as-issued basis; and (b) the parties shall not jointly hold more than 45% of the total issued and outstanding shares of the Issuer on an as-issued basis.

The foregoing descriptions of the Share Transfer Agreement and the Shareholders Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Transfer Agreement and Shareholders Rights Agreement, a copy of which is incorporated herein by reference. to Exhibit 99.1 and Exhibit 99.2, respectively, hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2019

Chroma ATE Inc.

/s/ Leo Huang
By:	Leo Huang
Title:	Chairman & CEO

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Share Transfer Agreement, by and between Chroma ATE Inc. and Priortech Ltd., dated as of February 11, 2019.

Exhibit 99.2	Shareholders Rights Agreement, by and between Chroma ATE Inc. and Priortech Ltd., dated as of February 11, 2019.